                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                                 VitalCom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Common Stock, par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 927917 10 4
                                -------------
                               (CUSIP Number)

                               Stephen Distler
                      E.M. Warburg Pincus & Co., Inc.,
                            466 Lexington Avenue
                          New York, New York 10017
                               (212) 878-0600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               - with a copy to -

                                Barry E. Taylor
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                           Palo Alto, CA  94304-1050

                              January 24, 1997
                              ----------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].


Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 927917 10 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warburg, Pincus Ventures, L.P.
      I.D. #13-3784037

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------

                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   3,861,264
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     3,861,264

-------------------------------------------------------------------------------


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,861,264

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]


--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      48.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 927917 10 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warburg, Pincus & Co.
      I.D. #13-635847

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------

                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   3,861,264
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     3,861,264

-------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,861,264

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]



--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      48.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 927917 10 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E.M. Warburg, Pincus & Co.
      I.D. #13-3536050

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------

                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   3,861,264
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     3,861,264

-------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,861,264

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]



--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      48.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


         This Amendment No. 3 to Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Company, a New York general partnership ("E.M. Warburg"), relating to the Common Stock, par value $.0001 (the "Common Stock"), of VitalCom Inc., a Delaware corporation (the "Company"). Ventures, WP and E.M. Warburg are hereinafter collectively referred to as the "Reporting Entities." Of the Reporting Entities, only Ventures has acquired direct ownership of voting power relating to the Common Stock.


          This statement amends and restates, in its entirety, the Schedule 13D filed by the Reporting Entities on October 29, 1996, as amended and filed on December 3, 1996, and is being filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").


Item 1.  Security and Issuer.

         This statement relates to the Company's Common Stock. The principal executive offices of the Company are located at 15222 Del Amo Avenue, Tustin, CA 92680.

Item 2.  Identity and Background.

         a. This statement is filed by Ventures, WP and E.M. Warburg. The sole general partner of Ventures is WP. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, which has the same general partners as WP, manages Ventures. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.24% of the limited partnership interests in Ventures. The general partners of WP and E.M. Warburg are described in Schedule I hereto. Each of the general partners of WP and E.M. Warburg disclaim beneficial ownership (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise) of the securities. The Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Shares reported herein as being beneficially owned by the Reporting Entities. The general partners of WP and E.M. Warburg are described in
      Schedule I hereto.

         b. The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         c. The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P., Warburg, Pincus Capital Partners, L.P., and Warburg, Pincus Associates, L.P., and as a holding company for its ownership of securities of E.M. Warburg, Pincus & Co., Inc., the principal business of which is providing specialized financial advisory and investment counseling services. The principal business of E.M. Warburg is acting as manager of Ventures and Warburg, Pincus Investors, L.P.

         d. None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers or general partners referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Compensation.


         The total amount of funds required by Ventures to purchase the Shares (as defined below) was $350,500, and was furnished from the working capital of Ventures.


Item 4.  Purpose of Transaction.


         On January 7, 1997, January 21, 1997 and January 24, 1997, Ventures purchased in the open market 40,000 shares, 19,000 shares and 20,000 shares of Common Stock of the Company, respectively, (the "Shares"), at a price per share of $4.38, $4.50 and $4.50, respectively, for an aggregate of 79,000 shares (collectively, the "Purchase"). The Purchase represents one percent (1%) of the Company's total outstanding Common Stock. Prior to the Purchase, the Reporting Entities owned 3,782,264 shares of, or forty seven and eight-tenths percent (47.8%) of the Company's Common Stock.


         The Purchase was effected because of the Reporting Entities' belief that the Company represents an attractive investment. As a result of the Purchase, the Reporting Entities are the Company's largest stockholders and, hence, may be deemed to be "control persons." Following the Purchase, Ms. Elizabeth H. Weatherman, who is affiliated with E.M. Warburg, will continue serving on the Company's Board of Directors. Ms. Weatherman disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock owned by Ventures. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board of Directors.

         The Reporting Entities may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.


         a. Ventures beneficially owns 3,861,264 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. Based on information contained in the Company's Form 10Q (File No. 0-27588), filed with the Securities and Exchange Commission on September 30, 1996, the shares of Common Stock held by the Reporting Entities represent approximately 48.8% of the outstanding shares of Common Stock.


         b. The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of the Shares held by them.


         c. None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

         d. Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         e.       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

         Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Shares reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to Be Filed as Exhibits.

Joint Filing Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 1997

                                        WARBURG, PINCUS VENTURES, L.P.

                                        By:     Warburg, Pincus & Co.,
                                                General Partner

                                        By:  /s/  Stephen Distler
                                            ------------------------------------
                                            Stephen Distler
                                            Partner


                                        WARBURG, PINCUS & CO.

                                        By:  /s/  Stephen Distler
                                            ------------------------------------
                                            Stephen Distler
                                            Partner


                                        E.M. WARBURG, PINCUS & COMPANY

                                        By:  /s/  Stephen Distler
                                            ------------------------------------
                                            Stephen Distler
                                            Partner

                                                                      SCHEDULE I

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and E.M. Warburg, Pincus & Company ("E.M. Warburg"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, E.M. Warburg and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                                General Partners
                                     of WP


                                   Present Principal Occupation in Addition to
                                   Position with WP, and Positions with the
 Name                              Reporting Entities
--------------------------------   -------------------------------------------
 Susan Black                       Partner, E.M. Warburg

 Christopher W. Brody              Partner, E.M. Warburg

 Harold Brown                      Partner, E.M. Warburg

 Errol M. Cook                     Partner, E.M. Warburg

 W. Bowman Cutter                  Partner, E.M. Warburg

 Elizabeth B. Dater                Partner, E.M. Warburg

 Stephen Distler                   Partner, E.M. Warburg

 Louis G. Elson                    Partner, E.M. Warburg

 John L. Furth                     Partner, E.M. Warburg

 Stuart M. Goode                   Partner, E.M. Warburg

 Stewart K.P. Gross                Partner, E.M. Warburg

 Patrick T. Hackett                Partner, E.M. Warburg

 Jeffrey A. Harris                 Partner, E.M. Warburg

 Robert S. Hillas                  Partner, E.M. Warburg

 A. Michael Hoffman                Partner, E.M. Warburg

 William H. Janeway                Partner, E.M. Warburg

 Douglas M. Karp                   Partner, E.M. Warburg

 Charles R. Kaye                   Partner, E.M. Warburg

 Henry Kressel                     Partner, E.M. Warburg

 Joseph P. Landy                   Partner, E.M. Warburg

 Sidney Lapidus                    Partner, E.M. Warburg

 Reuben S. Leibowitz               Partner, E.M. Warburg

 Stephen J. Lurito                 Partner, E.M. Warburg

                                   Present Principal Occupation in Addition to
                                   Position with WP, and Positions with the
 Name                              Reporting Entities
--------------------------------   -------------------------------------------
 Spencer S. Marsh III               Partner, E.M. Warburg

 Edward J. McKinley                 Partner, E.M. Warburg

 Rodman W. Moorhead III             Partner, E.M. Warburg

 Howard H. Newman                   Partner, E.M. Warburg

 Anthony G. Orphanos                Partner, E.M. Warburg

 Daphne D. Philipson                Partner, E.M. Warburg

 Lionel I. Pincus                   Managing Partner, E.M. Warburg; Managing
                                    Partner, Pincus & Co.

 Eugene L. Podsiadlo                Partner, E.M. Warburg

 Ernest H. Pomerantz                Partner, E.M. Warburg

 Arnold M. Reichma                  Partner, E.M. Warburg

 Roger Reinlieb                     Partner, E.M. Warburg

 John D. Santoleri                  Partner, E.M. Warburg

 Sheila N. Scott                    Partner, E.M. Warburg

 Peter Stalker III                  Partner, E.M. Warburg

 David A. Tanner                    Partner, E.M. Warburg

 James E. Thomas                    Partner, E.M. Warburg

 John L. Vogelstein                 Partner, E.M. Warburg

 Elizabeth H. Weatherman            Partner, E.M. Warburg

 Joanne R. Wenig                    Partner, E.M. Warburg

 George U. Wyper                    Partner, E.M. Warburg

 Pincus & Co.*

 NL Co. **

------------------
* New York limited partnership; primary activity is ownership interest in WP and E.M. Warburg

** New York limited partnership; primary activity is ownership interest in WP

                                General Partners
                                of E.M. Warburg

                                   Present Principal Occupation in Addition to
                                   Position with WP, and Positions with the
 Name                              Reporting Entities
--------------------------------   -------------------------------------------

 Susan Black                       Partner, WP

 Christopher W. Brody              Partner, WP

 Harold Brown                      Partner, WP

 Dale C. Christensen(1)

 Errol M. Cook                     Partner, WP

 W. Bowman Cutter                  Partner, WP

 Elizabeth B. Dater                Partner, WP

 Stephen Distler                   Partner, WP

 Louis G. Elson                    Partner, WP

 John L. Furth                     Partner, WP

 Stuart M. Goode                   Partner, WP

 Stewart K.P. Gross                Partner, WP

 Patrick T. Hackett                Partner, WP

 Jeffrey A. Harris                 Partner, WP

 Robert S. Hillas                  Partner, WP

 A. Michael Hoffman                Partner, WP

 William H. Janeway                Partner, WP

 Douglas M. Karp                   Partner, WP

 Charles R. Kaye                   Partner, WP

 Richard H. King(2)

 Henry Kressel                     Partner, WP

 Joseph P. Landy                   Partner, WP

 Sidney Lapidus                    Partner, WP

 Reuben S. Leibowitz               Partner, WP

 Stephen J. Lurito                 Partner, WP

 Spencer S. Marsh III              Partner, WP

 Edward J. McKinley                Partner, WP


-----------------------
    (1)   Citizen of Canada.

    (2)   Citizen of United Kingdom

                                   Present Principal Occupation in Addition to
                                   Position with WP, and Positions with the
 Name                              Reporting Entities
--------------------------------   -------------------------------------------

 Rodman W. Moorhead III            Partner, WP

 Howard H. Newman                  Partner, WP

 Anthony G. Orphanos               Partner, WP

 Dalip Pathak(1)

 Daphne D. Philipson               Partner, WP

 Lionel I. Pincus                  Managing Partner, WP; Managing Partner,
                                   Pincus & Co.

 Eugene L. Podsiadlo               Partner, WP

 Ernest H. Pomerantz               Partner, WP

 Arnold M. Reichman                Partner, WP

 Roger Reinlieb                    Partner, WP

 John D. Santoleri                 Partner, WP

 Sheila N. Scott                   Partner, WP

 Dominic H. Shorthouse(2)

 Peter Stalker III                 Partner, WP

 David A. Tanner                   Partner, WP

 James E. Thomas                   Partner, WP

 John L. Vogelstein                Partner, WP

 Elizabeth H. Weatherman           Partner, WP

 Joanne R. Wenig                   Partner, WP

 George U. Wyper                   Partner, WP

 Pincus & Co. *

--------------------------------

    (1)   Citizen of India.

    (2)   Citizen of the United Kingdom.

     * New York limited partnership; primary activity is ownership interest in WP and E.M. Warburg

                             JOINT FILING AGREEMENT


         This Agreement dated as of October 24, 1996 among Warburg, Pincus Ventures, L.P., a Delaware limited partnership; Warburg, Pincus & Co., a New York general partnership; and E.M. Warburg, Pincus & Company, a New York general partnership (collectively, the "Reporting Entities").

                              W I T N E S S E T H

         WHEREAS, the Reporting Entities may be required to file a statement, and amendments thereto, containing the information required by Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13d-1 promulgated thereunder, in connection with the acquisition of shares of common stock of VitalCom Inc., a Delaware corporation; and

         WHEREAS, pursuant to Paragraph (f) of Rule 13d-1, the undersigned desire to satisfy any Schedule 13D filing obligation under Rule 13d-1 by a single joint filing.

         NOW, THEREFORE, in consideration of the foregoing, the undersigned hereto agree as follows:

         1. The undersigned agree that any Statement on Schedule 13D to which this Agreement is attached, and any Amendments to such Statement, are filed on behalf of each one of them.

         2. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered on the date above indicated.



                                        WARBURG, PINCUS INVESTORS, L.P.
                                        BY:  WARBURG, PINCUS & CO.
                                             General Partner



                                        /S/ STEPHEN DISTLER
                                        -----------------------------------
                                        BY:  Stephen Distler, Partner

                                        WARBURG, PINCUS & CO.



                                        /S/ STEPHEN DISTLER
                                        -----------------------------------
                                        BY:  Stephen Distler, Partner

                                        E.M. WARBURG, PINCUS & COMPANY



                                        /S/ STEPHEN DISTLER
                                        -----------------------------------
                                        BY:  Stephen Distler, Partner





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